FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May 2005

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated May 3, 2005, announcing its results for the quarter ended March 31, 2005 and the appointment of a chief executive officer for its business unit, Gilat Network Systems.

This Report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 of Gilat Satellite Networks Ltd. (022-38667), Form F-3 of Gilat Satellite Networks Ltd. (No. 333-12242), (No. 333-113950) and Form S-8 of Gilat Satellite Networks Ltd. (No. 333-113932), (No. 333-96630), (No. 333-08826), (No. 333-10092), (No. 333-12466) and (No. 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: May 3, 2005

Gilat Announces First Quarter 2005 Results

Appoints Erez Antebi as Chief Executive Officer of GNS

Petah Tikva, Israel, May 3, 2005 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, today reported its results for the quarter ending March 31, 2005.

Revenues for the first quarter of 2005 were $US53.0 million and net loss was US$(1.1) million or US$(0.05) diluted per share. By comparison, revenues for the first quarter of 2004 were US$57.4 million and net loss was US$(6.5) million or US$(0.29) diluted per share. The net loss for the first quarter of 2004 includes inventory write offs in the amount of US$2.0 million. Included in the first quarter of 2005 results are US$5.4 million in depreciation and amortization expenses as compared to US$8.1 million for the same period last year.

The Company reported total cash balances (including cash and cash equivalents, short- and long-term restricted cash and restricted cash held by trustees less short-term bank credits) of US$112.2 million as of March 31, 2005, a decrease of US$10.7 million from the cash balance of US$122.9 million as of December 31, 2004.

Gilat’s Board of Directors today appointed Mr. Erez Antebi to the position of Chief Executive Officer (CEO) of Gilat Network Systems (GNS), a business unit of Gilat Satellite Networks Ltd. The appointment will be in effect as of June 1, 2005. Mr. Antebi is re-joining Gilat after serving as the CEO of Clariton Ltd.

In his last position in Gilat, Mr. Antebi served as Gilat’s Chief Operating Officer (COO). Other senior positions held by Mr. Antebi in Gilat were: Vice President, General Manager for Asia, Africa and Pacific Rim and Vice President and General Manager of Gilat’s subsidiary in the United States. Mr. Antebi joined Gilat in May 1991 as Product Manager for the Skystar Advantage VSAT product. Prior to joining Gilat, Mr Antebi gained initial experience as an R&D engineer at Rafael and later as Product Manager at Tadiran responsible for international sales of its military HF radios. Mr. Antebi holds a B.Sc. and an M.Sc. Electrical Engineering from the Technion – Israel Institute of Technology.

Gilat Chief Executive Officer and Chairman of the Board Shlomo Rodav said, “Gilat continues executing its’ strategy of focusing on bottom line results while providing specific sales solutions for target markets. We are witness to an excellent acceptance of our new product family, the SkyEdge™. The installed base is growing steadily and until now, we have shipped over 5,000 SkyEdge™ VSATs worldwide We have completed the formation of the two business units and appointed Mr. Erez Antebi to CEO of GNS. With over 15 years of experience in the satellite communications industry, Mr. Antebi is one of the leading experts in this field. His in-depth knowledge of the VSAT technology, understanding of the various market segments, familiarity with Gilat’s vast customer base and close acquaintance with Gilat, are valuable assets that will allow the Company to better position itself on the pace of growth and success in changing market environments”.

First Quarter Events

Continued deal funnel – Gilat announced new deals

■	Spacenet Inc. has been selected by Wendy’s Restaurants of Rochester, to provide a Connexstar broadband satellite network to 123 Wendy’s restaurants in New York, Pennsylvania, Indiana, Michigan and Ohio. The Connexstar VSAT high-speed network supports remote control solutions, point-of-sale (POS) polling, Internet access and other important retail networking applications. Wendy’s of Rochester will also use the VSAT network for fast credit/debit card authorization.

■	Spacenet Inc. expanded its reach with global broadband services for multinational corporations. Spacenet Global Services offers customers a single-source provider for WAN connectivity and managed networks worldwide. Spacenet is establishing a series of alliances with leading regional service operators that will enable the management and integration of networks across the world and the delivery of uniform, high-quality connectivity.

■	Spacenet Inc. has been selected to deploy broadband satellite service to 237 Arby’s restaurants nationwide. The Connexstar VSAT high-speed satellite network supports retail networking applications that include fast credit authorization, point-of-sale polling and a corporate intranet connection between 237 Arby’s restaurants and it’s corporate headquarters in Fort Lauderdale, Fla, owned and operated by the company’s second largest franchisee, Sybra, Inc.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd.(Nasdaq: GILTF) is a leading provider of products and services for satellite-based communications networks. The Company operates under two business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators and (ii) Spacenet, which provides managed services for businesses and governments through its Connexstar service brand, for consumers through its StarBand service brand and for rural communities through Spacenet Rural Communications.

Gilat was founded in 1987 and has shipped over 550,000 Very Small Aperture Terminals (VSATs) to more than 80 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and 3 service facilities worldwide.Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com.”

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Contact:
Tal Payne, Vice President, Finance
Tel: +972 3 925 2266; talp@gilat.com

Gilat Media Contact:
Hanita Rosenthal, Director of Corporate Marketing
Tel: +(972)3-925-2408; hanitar@gilat.com

Gilat Satellite Networks Ltd.
Condensed Consolidated Balance Sheet
US dollars in thousands

	March 31,	December 31,
	2005	2004
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	68,336	75,771
Short-term restricted cash	13,254	14,168
Restricted cash held by trustees	7,790	10,620
Trade receivables (net of allowance for doubtful accounts)	33,662	31,380
Inventories	20,386	23,277
Receivables in respect of capital leases, prepaid expenses
and other accounts receivable	27,616	27,413

Total current assets	171,044	182,629

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	7,180	7,534
Long-term restricted cash held by trustees	19,002	18,994
Severance pay fund	8,242	7,933
Long-term trade receivables, receivables in respect of capital leases
and other receivables, net	28,245	27,728

	62,669	62,189

PROPERTY AND EQUIPMENT, NET	135,236	137,198

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	9,640	9,432

TOTAL ASSETS	378,589	391,448

	March 31,	December 31,
	2005	2004
	Unaudited	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	3,404	4,159
Current maturities of long-term loans	10,383	8,869
Trade payables	18,512	21,245
Accrued expenses	24,827	28,011
Short-term advances from customer held by trustees	14,078	13,500
Other accounts payable	39,139	40,048

Total current liabilities	110,343	115,832

LONG-TERM LIABILITIES:
Accrued severance pay	8,188	8,172
Long-term advances from customer held by trustees	37,825	40,226
Long-term loans, net of current maturities	105,451	108,182
Accrued interest related to restructured debt	15,296	16,793
Other long-term liabilities	16,447	15,951
Excess of losses over investment in affiliates	1,702	2,102
Convertible subordinated notes	16,171	16,171

Total long-term liabilities	201,080	207,597

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value	986	984
Additional paid in capital	718,280	718,096
Accumulated other comprehensive loss	(2,594)	(2,624)
Accumulated deficit	(649,506)	(648,437)

Total shareholders' equity	67,166	68,019

Total liabilities and shareholders' equity	378,589	391,448

Gilat Satellite Networks Ltd.
Condensed Consolidated Statements of Operations
US dollars in thousands

	Three months ended March 31,
	2005	2004
	Unaudited	Unaudited

Revenues	53,038	57,414
Cost of Revenues	35,159	42,205
Write-off of inventories	-	2,000

Gross profit	17,879	13,209

Research and development expenses:
Expenses incurred	4,832	4,685
Less - grants	769	1,552

	4,063	3,133

Selling, marketing, general and administrative expenses	14,506	17,370

Operating Loss	(690)	(7,294)

Financial income - net	701	582
Other expenses	(159)	-

Loss before taxes on income	(148)	(6,712)

Taxes on income	1,321	585

Loss after taxes on income	(1,469)	(7,297)

Equity in profits of affiliated companies	400
Minority interest in losses of a subsidiary	-	164

Net loss from continuing operations	(1,069)	(7,133)

Gain from cumulative effect of a change
in an accounting principle	-	611

Net loss	(1,069)	(6,522)

Basic net loss per share	(0.05)	(0.29)

Diluted net loss per share	(0.05)	(0.29)

Shares used in basic net income per share computation	22,323	22,225

Shares used in diluted net income per share computation	22,323	22,225